FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of July 2013 No. 8

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                          No ☒

        On July 23, 2013, the registrant announced on Raising $19 Million through Warrants Exercise; Aggregate of $41 Million In Connection With Its June 2013 Rights Offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 23, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Announces the Exercise of Its Series 8 Warrants Issued In
Connection With June 2013 Equity Rights Offering

The Company Raised $19 Million through Warrants Exercise; Aggregate of $41
Million In Connection With Its June 2013 Rights Offering

MIGDAL HAEMEK, Israel — July 23, 2013— Tower Semiconductor Ltd. (NASDAQ: TSEM; TASE: TSEM), the global specialty foundry leader, today announced that in connection with its previously announced rights offering, the Company received additional gross proceeds from exercises of Series 8 Warrants  into ordinary shares in the total amount of $19 million. The remainder of Series 8 Warrants, which were not exercised, had expired on July 22, 2013.

The aggregate gross proceeds from the equity rights offering process announced during June 2013 totaled $41 million, including the Series 8 Warrants exercise.

Following the completion of the previously announced rights offering and the exercise of Series 8 Warrants, the Company’s issued and outstanding ordinary share count is approximately 47 million ordinary shares, approximately 18 million of which are held by the Israel Corporation Ltd., reflecting approximately 39 percent shareholding.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Transfer Optimization and development Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

 Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and F-3, as were filed with the SEC and the Israel Securities Authority, and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Contacts:
CCG Investor Relations / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com
TowerJazz Investor Relations Contact: Noit Levi | noit.levi@towerjazz.com